

Mail Stop 4631

March 21, 2017

Via E-mail
L. Benjamin Ederington, Esq.
Westlake Chemical Partners LP
2801 Post Oak Blvd., Suite 600
Houston, TX 77056

    Re: Westlake Chemical Partners LP
           Registration Statement on Form S-3
           Filed March 10, 2017
           File No. 333-216617

Dear Mr. Ederington:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3397 with any questions.

           Sincerely,

           /s/ Jay Ingram

           Jay Ingram
           Legal Branch Chief
           Office of Manufacturing and
           Construction

cc: Via E-mail
       E. Ramey Layne, Esq.